Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-212571 October 7, 2016

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Barclays announces impact of Indian regulations on iPath® MSCI India IndexSM ETN

New York, October 7, 2016 – Barclays Bank PLC (“Barclays”) announced today that the iPath® MSCI India IndexSM Exchange-Traded Notes (the “ETNs”) have been determined to be subject to certain regulations and recent circulars issued by the Securities and Exchange Board of India (“SEBI”) relating to offshore derivative instruments linked to Indian equity securities. These regulations and circulars include requirements that cannot be complied with in the context of the ETNs. As a result, SEBI has advised Barclays not to issue additional ETNs and that the positions being held in the ETNs may only continue until December 31, 2020.

Barclays previously restricted further sales from inventory and further issuances of the ETNs in 2009. Barclays is currently considering steps to comply with the SEBI decision by December 31, 2020 and will make a further announcement in due course. These steps may result in the ETNs ceasing to be listed and publicly traded.

This announcement may cause fluctuations in the price of the ETNs in the secondary market, and it is possible that the market price of the ETNs may at any time reflect a premium or a discount to the daily redemption value of the ETNs. Investors should exercise extreme caution before purchasing or selling ETNs at a time when market prices are volatile or when a premium or discount to the daily redemption value exists.

For more information on what a premium or discount in the market prices represents, please refer to the iPath website under “About ETNs”. Investors are also encouraged to refer to the prospectus relating to the ETNs for risk factors relating to the secondary market for the ETNs and the market value of the ETNs, including the risks associated with a premium or discount in market prices.

The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. An investment in the ETNs involves significant risks, including possible loss of principal and may not be suitable for all

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com investors.

Daily redemptions at the option of the holders of the ETNs continue to stay open. The prospectus relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath® ETNs and Barclays Capital Inc. is the issuer’s agent in the distribution.

For further information, please contact the Barclays ETN desk at 1-212-528-7990.

Selected Risk Considerations

An investment in the iPath ETNs described herein involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

Governmental Actions: SEBI may at any time implement changes to the regulation of certain types of instruments linked to the equity securities of Indian companies. If future legislation or policies implemented by the Indian government, including SEBI, affects issuance or sale of the ETNs or our hedging with respect to the ETNs, the market for the ETNs could be further adversely affected.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. and Indian stock markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same issue at one time in order to exercise your right to redeem your ETNs on any redemption date.  You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov.  Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling 212-528-7990, or you may request a copy from any other dealer participating in the offering.

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays

Press Release

For immediate release	Press Contact: Andrew Smith +1 212 412 7521 andrew.x.smith@barclays.com

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses.

The MSCI indexes are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2016 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US. With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website home.barclays